SCHEDULE TO-C

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

________________

PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

________________

SONAE, SGPS, S.A.

SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

________________

ORDINARY SHARES

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

________________

Ordinary Shares (ISIN: PTPTC0AM0009)

American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

________________

Andre Sousa Sonae, SGPS, S.A.	Luisa Ferriera Sonaecom, SGPS, S.A.
Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Rua Henrique PousAo, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons) ________________ CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
Not Applicable	Not Applicable

(I)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 12: EXHIBITS

(a)(5)(i)

Announcement released by Sonaecom, SGPS, S.A. on September 28, 2006 summarizing commitments undertaken by Sonaecom, SGPS, S.A. in connection with the draft decision of the Portuguese Competition Authority relating to the offer for Portugal Telecom, SGPS, S.A..

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This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonaecom, SGPS, S.A. (“Sonaecom”) will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonaecom and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonaecom and/or its affiliates and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

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